UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934

    Southwest Royalties Institutional Income Fund X-B, L.P.
                        (Name of Issuer)


                 Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)






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                    CUSIP No. Not Applicable

 (1) Names of Reporting Persons              Southwest Royalties,
Inc.
     S.S. or I.R.S. Identification           75-1917432
     Nos. of Above Persons

 (2) Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         WC

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)               Not Applicable

 (6) Citizenship or Place of
     Organization                            Delaware corporation


Number  of  Shares/Units  Beneficially Owned  by  Each  Reporting
Person With:


 (7) Sole Voting Power                       896.0 Units

 (8) Share Voting Power                      None

 (9) Sole Dispositive Power                  896.0 Units

(10) Shared Dispositive Power                None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person               896.0 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                  Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)                   8.0% of class of
                                        11,181 Units

(14)                                         Type   of  Reporting
                                             Person
                                             CO (Managing General
                                             Partner of Issuer)


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Item 1.                                 Type     of     Security:
                                        Limited       Partnership
                                        Interests ("Units")

                                             Name of Issuer:
                                        Southwest Royalties
                                        Institutional Income X-B,
                                        L.P.

          Address of Issuer's           407 N. Big Spring St.
          Principal Executive           Suite 300
           Offices:                       Midland, Texas   79701-
4326

Item 2(a).     Name of Person
          Filing:                       Southwest Royalties, Inc.

Item  2(b).      Address of Principal                407  N.  Big
Spring St.
            Business  Office:                    Midland,   Texas
79701-4326

Item 2(c).     Present Occupation:           Not Applicable

Item 2(d).     Criminal Convictions:              None

Item 2(e).     Civil Securities Laws
          Injunctions or
          Prohibitions:                 None

Item   2(f).       Citizenship:                         Delaware,
U.S.A.

Item 3.                                 Source      of     Funds:
                                        Working  capital  of  the
                                        Reporting Person.

Item 4.   Purpose of Transactions:

     Satisfied requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

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Item 5.        Interest in Securities

     The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 896 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 8.0% of the total 11,181 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person exceeding 8% occurred between February 1, 2001 and May 30, 2003 when the Reporting Person purchased an additional 400 Units as part of the Issuer's Right of Presentment program. The price per unit was $129.03.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                             Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable


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                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: June 6, 2003                                 By:  /s/  Bill
                                        E. Coggin

-------------------------
                                        --------
                                   Bill E. Coggin, Executive
                                   Vice-President and CFO, of
                                   Southwest Royalties, Inc.
                                   the Managing General Partner

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